THE JAPAN EQUITY FUND, INC.
c/o Daiwa Securities Trust Company
One Evertrust Plaza
Jersey City, New Jersey 07302-3051
(201) 915-3054

June 9, 2011

Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	The Japan Equity Fund, Inc. (the "Fund")
Investment Company Act File No. 811-06142

Dear Ms. Hatch:

We received your oral comments on June 1, 2011 to the Fund's Certified Shareholder Report of Registered Management Investment Company on Form N-CSR for the Fund's fiscal year ended October 31, 2010 (the "Annual Report").

The Fund has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments followed by our responses.

Comment.                      Please explain the difference between the net asset value performance provided in Table 1 to the Shareholder Letter (5.55%) and the total investment return based on net asset value at beginning and end of the year ended October 31, 2010, assuming reinvestment of dividends, provided in the "Financial Highlights" section of the Annual Report (5.41%).  Please include language in future shareholder reports explaining the reason for any variances between these numbers.

Response.                      The difference between the net asset value performance value provided in Table 1 to the Shareholder Letter (5.55%) and the total investment return based on net asset value at beginning and end of the year, assuming reinvestment of dividends, provided in the "Financial Highlights" section of the Annual Report (5.41%) is attributable to fluctuations in foreign exchange rates during the course of the year ended October 31, 2010.  In the future, the Fund's annual and semi-annual report will include the following footnote to Table 1 to the Shareholder Letter:

"(1) Due to fluctuations in foreign exchange rates, this value may differ from the total investment return based on net asset value at beginning and end of [year/period], assuming reinvestment of dividends, provided in the Financial Highlights section of the Fund's [Semi-]Annual Report."

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (212) 878-8489 or Alanna L. Franco, Esq. at (212) 878-3164.  Thank you.

Very truly yours,

/s/ Leonard B. Mackey, Jr., Esq.